Mail Stop 3720

August 8, 2007

Via U.S. Mail and Fax (702-262-5039)

Mr. Harry C. Hagerty
Chief Financial Officer
Global Cash Access Holdings, Inc.
3525 East Post Rd, Suite 120
Las Vegas, NV 89120

> **RE: Global Cash Access Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-32622**

Dear Mr. Hagerty:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director